Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
J.P. Morgan Securities LLC
270 Park Avenue
New York, New York 10017
May 11, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:    Robert Arzonetti
Re:      Neptune Insurance Holdings Inc.
Registration Statement on Form S-1 (Submitted May 11, 2026)
CIK No. 0002067129
Request for Acceleration of Effective Date
Requested Date:        May 13, 2026
Requested Time:       4:00 p.m., Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Neptune Insurance Holdings Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern time on May 13, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Orrick, Herrington & Sutcliffe LLP, request by telephone that such Registration Statement be declared effective. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Act.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
* * * *

Very truly yours,

Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

As representatives of the several Underwriters listed in Schedule II of the Underwriting Agreement

Morgan Stanley & Co. LLC

By:	/s/ Jyri Wilska
Name: Jyri Wilska
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Apoorva Ramesh
Name: Apoorva Ramesh
Title: Executive Director
cc:       Trevor Burgess, Neptune Insurance Holdings Inc.
Jim Steiner, Neptune Insurance Holdings Inc.
Matt Duffy, Neptune Insurance Holdings Inc.
Michael J. Sullivan, Orrick, Herrington & Sutcliffe LLP
Mark Mushkin, Orrick, Herrington & Sutcliffe LLP
Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP
Joseph A. Hall, Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP
Steven J. Glendon, Davis Polk & Wardwell LLP
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